                       -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               HOWELL CORPORATION
                                (Name of Issuer)

                                 --------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 --------------


                                   443051 10 7
                                 (CUSIP Number)

                                LAURA J. MCMAHON
                          FULBRIGHT & JAWORSKI, L.L.P.
                        1301 MCKINNEY STREET, SUITE 5100
                              HOUSTON, TEXAS 77010
                                  713-651-5658
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 ---------------

                                 MARCH 21, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
          Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                ----------------


                                Page 1 of 4 Pages
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CUSIP NO.: 443051 107

                                  SCHEDULE 13D

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     1         NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Evelyn E. Howell
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [ ]
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS

               n/a
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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     7         SOLE VOTING POWER

               1,245,634
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     8         SHARED VOTING POWER

               53,845
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     9         SOLE DISPOSITIVE POWER

               1,327,254(1)
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    10         SHARED DISPOSITIVE POWER

               53,845
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,381,099(1)
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               [ ]
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.3%
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    14         TYPE OF REPORTING PERSON

               IN
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                                Page 2 of 4 Pages
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                            STATEMENT ON SCHEDULE 13D

         All information herein with respect to Howell Corporation, a Delaware corporation, is to the best knowledge and belief of the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Howell Corporation, a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 1111 Fannin, Suite 1500, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Mrs. Evelyn E. Howell, an individual (the "Reporting Person"). The Reporting Person is the widow of Mr. Paul N. Howell (the "Decedent"), who prior to his death on August 31, 2001 was a stockholder and director of the Issuer. The address of the Reporting Person is 3711 San Felipe, No. 15F, Houston, Texas 77027.

         During the last five years, the Reporting Person has not been (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of common stock beneficially owned by the Reporting Person were acquired by inheritance from the Decedent as of August 31, 2001 and pursuant to a stock dividend paid on March 21, 2002 by the Issuer to all holders of Common Stock and no consideration was paid by the Reporting Person in connection therewith. Accordingly, the disclosures required by this item with respect to sources of consideration used to purchase shares are not included in this Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares of the Common Stock are held by the Reporting Person for investment purposes. The Reporting Person sold 90,000 shares of Common Stock to the Issuer on March 21, 2002 at a per share price of $11.11. The Issuer declared and, on March 21, 2002, paid a dividend in shares of Common Stock on all of the shares of Common Stock issued and outstanding. Pursuant to this dividend, the Reporting Person acquired, for no consideration, 121,421 shares of Common Stock, and the Howell Foundation, of which the Reporting Person is trustee, acquired, for no consideration, 4,895 shares of Common Stock.

         The Reporting Person intends to review her investment in the shares of Common Stock on a continuing basis and, depending upon the prevailing price of, and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, the financial objectives of the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, may, from time to time, decide to dispose of shares of Common Stock held by the Reporting Person.

         The Reporting Persons has no plan or proposal that would result in any of the events listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.


                                Page 3 of 4 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As set forth in this Amendment 1 to Schedule 13D, the Reporting Person owns beneficially 1,381,099 shares of Common Stock of the Issuer, which represents approximately 20.3% of the outstanding Common Stock calculated in accordance with Rule 13d-3 (based on the number of shares of Common Stock outstanding as of March 21, 2002, as represented by the Issuer to the Reporting Person. The ownership of the Reporting Person includes (a) 1,245,634 shares held directly, (b) 53,845 shares held by the Howell Foundation as to which the Reporting Person shares voting and investment power and (c) 81,620 shares issuable upon the exercise of options to purchase Common Stock that are currently exercisable.

         See the response to Item 4 above for a description of the transactions required by Item 5(c) of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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(1) Includes 81,620 shares of Common Stock issuable on exercise of options held by the Reporting Person.


                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 2002.          /s/ Evelyn E. Howell
                                 ---------------------------------------------
                                 Evelyn E. Howell


                                Page 4 of 4 Pages